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                                                                       EXHIBIT 3

                                 AMENDMENT TO
                         EXECUTIVE SEVERANCE AGREEMENT
                                 WITH MR. RIPP


          This Amendment is made to that certain Executive Severance Agreement, dated as of August 8, 1996 as thereafter amended prior to the date hereof (the "Agreement"), between AMP Incorporated (the "Company") and Robert Ripp (the "Executive"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

          WHEREAS, the Company has determined that it is in its best interest and that of its stockholders to amend the Agreement as set forth herein;

          NOW THEREFORE, in accordance with Section 16 of the Agreement, the Company and the Executive agree that the Agreement shall be amended as follows, effective as of August 20, 1998:

          1. The second paragraph of Section 1(a) of the Agreement is amended to delete the number "two" wherever it appears therein and to replace it with the number "three".

          2. The first sentence of Section 2(d) of the Agreement is amended to insert immediately following the phrase "a Restricted Stock Agreement with the Corporation" the phrase "(other than the Restricted Stock Agreement dated as of August 20, 1998)".

          3. The last word of the first sentence of Section 3(a) of the Agreement shall be changed from "two" to "three".

          4. Clause (i) of Section 3(c) of the Agreement is amended in its entirety to read as follows: "(i) a period of thirty-six months after termination or".

          5. The Agreement is amended by adding the following as a new Section 19, as follows:

          19.  Pooling of Interests Transaction Provisions.  If it is determined
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     that application of the provisions of Sections 2(a) and (d) of this
     Agreement would adversely affect the Company's ability to
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     consummate a Change of Control transaction that is intended to be accounted for as a "pooling of interests," such provisions shall not be implemented and, in lieu thereof, in connection with such Change of Control transaction, (i) all outstanding Stock Bonus Units shall be distributed to you, immediately prior to such Change of Control, in the form of shares of the common stock of the Corporation (computed in the manner otherwise provided under Section 2(a) of this Agreement) and (ii) all unvested restricted shares, if any, granted to you pursuant to the terms of a Restricted Stock Agreement with the Corporation (other than the Restricted Stock Agreement dated as of August 20, 1998), which would otherwise have been paid in cash in accordance with Section 2(d) of this Agreement, shall be cancelled, and unrestricted shares of common stock of the Corporation or other entity effecting the Change of Control transaction (in either case, appropriately adjusted to reflect such Change of Control transaction) shall be delivered to you in equal installments on the date designated in such Restricted Stock Agreement for the vesting of unrestricted shares granted thereunder.

          The effective date of this Amendment shall be August 20, 1998. Except as herein modified, the Agreement shall remain in full force and effect.

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          IN WITNESS WHEREOF, the Company and the Executive have executed this
Amendment as of the date first set forth above.

                              AMP INCORPORATED



                              By:_____________________
                              Title:



                              ________________________
                              Robert Ripp

APPROVED:


By:__________________________
Chairman, Compensation and
Management Development
Committee

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